UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2018

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82---.

On January 29, 2018 following the completion of the public all-cash voluntary tender offer for Astellia's remaining shares, EXFO Inc., a Canadian corporation, acquired 82.7% of the targeted shares at a price of 10 euros per Astellia share, bringing its participation to 88.4% of the share capital following the prior off-market acquisition of 33.1% of Astellia's equity. This report on Form 6-K sets forth the press release issued on January 29, 2018 relating to EXFO's announcement and certain information relating to the transaction being filed in Canada.

The Material Change Report Form contains material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: February 5, 2018

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. ("EXFO")

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change January 29, 2018.
ITEM 3:	News Release EXFO issued a press release indicating the material change on January 29, 2018 in Canada on Canada NewsWire and in the United States on New York Metro.
ITEM 4:
Summary of Material Change

EXFO Inc. announced on January 29, 2018 the completion of the public cash tender offer for Astellia's remaining shares and its acquisition of 82.7% of the targeted shares, bringing its participation to 88.4% of the share capital.

ITEM 5:
Full Description of Material Change

The public tender offer initiated by EXFO has been strongly received by Astellia's shareholders. EXFO acquired 82.7% of the targeted shares of Astellia, at a price of 10€ per share. This transaction raised EXFO's ownership to 88.4%.

The Offer settlement will take place on February 5, 2018.

In accordance with the provisions of Article 232-4 of the AMF General Regulation, the Offer will be reopened during 10 trading days starting early February 2018, according to a schedule that will be published soon by the AMF. The Offer, which will remain unchanged at a price of 10€ per Astellia share, represents a 44.7% premium over Astellia's closing share price on August 30, 2017, before the off-market acquisition was announced, and a 56.7% premium based on the 12-month volume weighted average price.

Astellia's Board of Directors will be modified in order to acknowledge the new shareholding structure of the company.

If upon completion of the reopened Offer, the minority shareholders do not represent more than 5% of the share capital or the voting rights of Astellia, EXFO intends to implement a mandatory squeeze-out for the remaining shares.

ITEM 6:	Reliance on subsection 7.1(2) of Regulation 51-102 Not applicable.
ITEM 7:	Omitted Information Not applicable.
ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report February 5, 2018.

PRESS RELEASE

Astellia and EXFO announce the successful completion of the public cash tender offer for Astellia's shares

•
The voluntary cash tender offer announced by EXFO on August 30, 2017 for Astellia's remaining shares received strong support from the company's shareholders that mainly tendered their shares to the Offer.

•	EXFO acquired 82.7% of the targeted shares at a price of 10€ per share, that brings its participation to 88.4% of the share capital. The securities settlement will take place on February 5, 2018.
•	The Offer will automatically be re-opened, for 10 trading days, starting early February 2018.

RENNES, France and QUEBEC CITY, Canada, Jan. 29, 2018 /PRNewswire/ – Astellia (ISIN code: FR0004176535 - ticker symbol ALAST) and EXFO inc. (NASDAQ: EXFO) (TSX: EXF), jointly announce that the public tender offer initiated by EXFO, the network test, monitoring, and analytics experts, has been strongly received by Astellia's shareholders. EXFO acquired 82.7% of the targeted shares of Astellia, a leading provider of network and subscriber intelligence, at a price of 10€ per share. This transaction raised EXFO's ownership to 88.4%.

The Offer settlement will take place on February 5, 2018.

In accordance with the provisions of Article 232-4 of the AMF General Regulation, the Offer will be reopened during 10 trading days starting early February 2018, according to a schedule that will be published soon by the AMF. The Offer, which will remain unchanged at a price of 10€ per Astellia share, represents a 44.7% premium over Astellia's closing share price on August 30, 2017, before the off-market acquisition was announced, and a 56.7% premium based on the 12-month volume weighted average price.

Astellia's Board of Directors will be modified in order to acknowledge the new shareholding structure of the company.

If upon completion of the reopened Offer, the minority shareholders do not represent more than 5% of the share capital or the voting rights of Astellia, EXFO intends to implement a mandatory squeeze-out for the remaining shares.

The Offer and response documents, having received the AMF visas n°17-630 and n° 17-631 respectively dated December 12, 2017 and the documents in relation with the information on characteristics including legal, financial and accounting of EXFO and Astellia (the other information documents) are available on the EXFO website (https://www.exfo.com/fr/pages-destination/astellia-information/), on the Astellia website (https://www.astellia.com/fr/investisseurs/action-astellia) and on the AMF website (www.amf-france.org).

About Astellia

Astellia is a leading provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenues. Its vendor-independent, real-time monitoring and troubleshooting solution optimizes networks end-to-end, from radio to core. Astellia's unique blend of products and services provides automated optimization, actionable geolocated insights and big-data analytics to Network Operations, Service Operations Center, Customer Care and Marketing teams. Astellia has close partnerships with more than 120 telecom operators. Based in France, Astellia has significant operations in Spain and a strong presence in Canada, Lebanon, Morocco and South Africa.

About EXFO

EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For information

Vance Oliver
Director, Investor Relations, EXFO
 (418) 683-0913, poste 23733
vance.oliver@exfo.com

Christian Queffelec President d'Astellia Tel: +33 2 99 04 80 60 bourse@astellia.com	Marie Calleux Financial Communication Tel: +33 1 53 65 68 68 astellia@calyptus.net